

811-21048
Branch 18

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.



06066129



October 16, 2006

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by the parties listed in Attachment A

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AMVESCAP PLC, INVESCO Funds Group, Inc. and Raymond R. Cunningham, a copy of **Notice of Appeal** in *Miriam Calderon, individually and on behalf of all others similarly situated v. AMVESCAP PLC, et al.* and *Case No. MDL-1586 In Re: AIM, Artisan, INVESCO, Strong, and T. Rowe Price Mutual Fund Litigation in the Multi-District Litigation pending in the United States District Court for the District of Maryland.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

PROCESSED

JAN 1 7 2007

THOMSON
FINANCIAL

S:\srr\Litigation\MDL\Corr\L-101606SEC.doc
101606 (1) vtt

Rec 1/16/07

Attachment A

List of Defendants

1. AMVESCAP PLC
2. AMVESCAP National Trust Company
3. AMVESCAP Retirement, Inc.
4. AVZ, Inc.
5. A I M Advisors, Inc. (1940 Act Registration No. 801-12313)
6. A I M Distributors, Inc. (1933 Act Registration No. 8-21323)
7. AIM Investment Services, Inc.
8. A I M Management Group, Inc.
9. INVESCO Funds Group, Inc.
10. INVESCO Distributors, Inc.
11. INVESCO Global Assets Management Limited
12. INVESCO Institutional (N.A.), Inc.
13. INVESCO Assets Management (N.A.)
14. AIM Stock Funds
15. AIM Combination Stock and Bond Funds
16. AIM Sector Funds
17. AIM Treasurer's Series Trust
18. Mark Williamson
19. William Galvin

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND
BALTIMORE DIVISION

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	:	MDL 1586 Judge J. Frederick Motz
This Document Relates to: Miriam Calderon v. Amvescap PLC, et al., Civil Action No. 1:04-CV-00824	:	1:04-md-15864-FPS Judge Frederick P. Stamp

NOTICE OF APPEAL

Notice is hereby given that Plaintiff in the above named case, hereby appeals to the United States Court of Appeals for the Fourth Circuit from the Opinion and Order, dismissing with prejudice Plaintiff's Amended Class Action Complaint for Violations of the Employee Retirement Income Security Act entered in this action on the 15th day of September, 2006.

Dated: October 13, 2006

WECHSLER HARWOOD LLP



By: ______________________

Robert I. Harwood
Samuel K. Rosen
488 Madison Avenue
New York, NY 10022
Tel.: (212) 935-7400
Fax: (212) 753-3630

Attorneys for Plaintiff